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                                                                     EXHIBIT 8.2



September 8, 1999



Marshall Industries
9320 Telstar Avenue
El Monte, CA 91731

         RE:      PROPOSED MERGER OF MARSHALL INDUSTRIES WITH AND INTO AVNET,
                  INC.

Dear Sir or Madam:

         You have requested our opinion concerning certain of the Federal income tax consequences of the proposed statutory merger (the "Merger") of Marshall Industries, a California corporation ("Marshall"), with and into Avnet, Inc., a New York corporation ("Avnet").

         In connection with this opinion, we have examined such documents and matters of law and fact as we have considered appropriate, including the Amended and Restated Agreement and Plan of Merger dated as of June 25, 1999, (the "Merger Agreement"), and the Joint Proxy Statement/Prospectus filed on September 8, 1999 with the Securities and Exchange Commission (the "Proxy Statement"), and with your consent have relied (without any independent investigation on our part) on the representations contained in the letters of representation of Marshall and Avnet each dated September 7, 1999 and delivered to us in connection with the Merger (the "Representations").

         Our opinion set forth below assumes that (1) the statements and facts concerning the Merger in the Merger Agreement and the Proxy Statement are accurate, (2) the Merger is consummated in the manner contemplated by, and in accordance with the terms set forth in, the Merger Agreement and (3) the Representations will be true and correct at the effective time of the Merger.

         Based upon the aforementioned facts and representations, our review and analysis of the documents described above and the current state of the law, it is our opinion that for federal income tax purposes:
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Marshall Industries, September 8, 1999 - Page 2


1.       The Merger will constitute a reorganization within the meaning of
         Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code").

2. Marshall and Avnet will each be a party to the reorganization within the meaning of Section 368(b) of the Code.

3. The Marshall stockholders will not recognize gain or loss for Federal income tax purposes upon receipt of Avnet common stock in the Merger, except to the extent that they receive cash in lieu of fractional shares.

         This opinion is furnished by us as counsel for Marshall pursuant to
Section 5.3(b) of the Merger Agreement, and is intended solely for the benefit of Marshall and its shareholders. We express no opinion concerning any tax consequences of the Merger other than those specifically set forth herein.

         This opinion is based on current authorities and upon facts and assumptions as of this date. It is subject to change in the event of change in the applicable law or a change in the interpretation of such law by the courts or by the Internal Revenue Service. There can be no assurance that legislative or administrative changes or court decisions will not be forthcoming that would significantly modify this opinion. Any such changes may or may not be retroactive with respect to transactions prior to the date of such changes. This opinion has no binding effect or official status, and accordingly no assurance can be given that the position set forth herein will be sustained by a court, if contested. No ruling will be obtained from the Internal Revenue Service with respect to the Merger.

         We hereby consent to the filing of this opinion as an exhibit to the Proxy Statement and to the references to this opinion in the Proxy Statement. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933.


                                            Respectfully submitted,


                                            /s/ O'Melveny & Myers LLP